United States

Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Month of January 2009

Commission File Number 000-22731

Minera Andes Inc.

(Translation of registrant’s name into English)

111 E. Magnesium Road, Suite A

Spokane, Washington 99208

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐         Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Minera Andes Inc.

Suite A, 111 East Magnesium Road

Spokane, Washington

99208

Item 2

Date of Material Change

The material change occurred on January 22, 2009.

Item 3

News Release

A News Release was disseminated by CNW Group, CNW News Wire Ltd., Vancouver, British Columbia, on January 23, 2009.

Item 4

Summary of Material Change

Minera Andes Inc. (the “Corporation” or “Minera Andes”) provided details of the San José mine production to December 31, 2008. The San José joint venture is operated by Minera Santa Cruz S.A. (“MSC”) and is owned 49% by Minera Andes and 51% by Hochschild Mining plc (“Hochschild”) (HOCM.L: Reuters and HOC LN: Bloomberg - London Stock Exchange). Total production at the San José mine in 2008 was 4,380,000 ounces of silver and 54,260 ounces of gold.

Item 5.1

Full Description of Material Change

Minera Andes provided details of the San José mine production to December 31, 2008. Total production at the San José mine in 2008 was 4,380,000 ounces of silver and 54,260 ounces of gold.

Production at the San José mine in Q4 2008 totaled 1,329,000 ounces of silver and 17,370 ounces of gold, of which 49% is attributable to Minera Andes. Mill throughput increased 60% compared to the previous quarter due to the plant expansion completed in October. Silver production was 34% higher and gold production was 41% higher than the previous quarter due to higher tonnage treated which was partially offset by lower head grades.

SAN JOSÉ MINE PRODUCTION

Production *	TOTAL 2008	Q4 2008	Q3 2008	Q2 2008	Q1 2008
Ore production (metric tons)	295,963	107,875	67,589	60,603	59,897
Average head grade silver (g/t)	559	463	547	681	624
Average head grade gold (g/t)	6.69	5.91	6.78	7.56	7.10
Silver produced (ounces)	4,380,000	1,329,000	990,000	1,093,000	968,000
Gold produced (ounces)	54,260	17,370	12,340	12,410	12,140
Net silver sold (ounces)*	4,626,400	1,173,000	846,000	2,284,400	323,000
Net gold sold (ounces)*	58,890	15,100	9,760	28,980	5,050

*The Corporation has a 49% interest in the San José joint venture.

The San José mine entered into commercial production on January 1, 2008, and a project to double the original design capacity of the processing plant from 750 metric tonnes per day (“MTPD”) to 1,500 MTPD was completed in October 2008.  Mill production has now been ramped up to the capacity of 1,500 metric tonnes per day, and December 2008 marked the first full month of production at the expanded capacity rate.  Approximately half of the concentrate produced by the mill is converted on site to doré bullion.

Operational milestones accomplished in the fourth quarter include:

•

Completion of the increase in processing capacity to 1,500 MTPD and most of the related ancillary works.

•

Commissioning problems with the doré furnaces were resolved, which allowed the precipitate in inventory to be processed into doré bullion.

•

Improvements in the quality of the doré through improved precipitate filtration.

•

Re-routing the Kospi ramp in order to alleviate difficult ground conditions.

The increased production volume and connection to the national power grid, which is forecast to be completed in the first quarter of 2009, should enable a significant reduction in unit operating costs in 2009.  MSC forecasts that at the expanded production rate, the San José mine will produce approximately 95,000 ounces of gold and 7,500,000 ounces of silver in 2009.

The San José mine now comprises 18 km of underground workings accessed by ramps on the Huevos Verdes, Frea and Kospi veins. During 2008, 5,187 meters of workings were completed on these three veins.  The mine is currently staffed with 734 employees and over 200 contractors.

Allen V. Ambrose, Minera Andes' President, who is a “qualified person” as defined by National Instrument 43-101, is responsible for the information used in this material change report and has supervised the preparation of the information and reviewed all information used in this news release.

Item 5.2

Disclosure for Restructuring Transactions

Not applicable

Item 6

Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable

Item 7

Omitted Information

Not applicable

Item 8

Executive Officer

The name of the executive officer of the Corporation who is knowledgeable about the material change and this report and who can be contacted is Allen Ambrose, President, and Chairman at (509) 921-7322.

Item 9

Date of Report

January 29, 2009

SCHEDULE “A”

TSX: MAI	NEWS RELEASE	NASD-OTCBB: MNEAF

MINERA ANDES ANNOUNCES FOURTH QUARTER GOLD/SILVER

 PRODUCTION INCREASES AT THE SAN JOSÉ MINE

SPOKANE, WA––January 23, 2009–– Minera Andes Inc. (TSX: MAI and US OTC: MNEAF) is pleased to announce details of the San José mine production to December 31, 2008. The San José joint venture is operated by Minera Santa Cruz S.A. (“MSC”) and is owned 49% by Minera Andes and 51% by Hochschild Mining plc (“Hochschild”) (HOCM.L: Reuters and HOC LN: Bloomberg - London Stock Exchange). Total production at the San José mine in 2008 was 4,380,000 ounces of silver and 54,260 ounces of gold.

Production at the San José mine in Q4 2008 totaled 1,329,000 ounces of silver and 17,370 ounces of gold, of which 49% is attributable to Minera Andes. Mill throughput increased 60% compared to the previous quarter due to the plant expansion completed in October. Silver production was 34% higher and gold production was 41% higher than the previous quarter due to higher tonnage treated which was partially offset by lower head grades.

SAN JOSÉ MINE PRODUCTION

Production *	TOTAL 2008	Q4 2008	Q3 2008	Q2 2008	Q1 2008
Ore production (metric tons)	295,963	107,875	67,589	60,603	59,897
Average head grade silver (g/t)	559	463	547	681	624
Average head grade gold (g/t)	6.69	5.91	6.78	7.56	7.10
Silver produced (ounces)	4,380,000	1,329,000	990,000	1,093,000	968,000
Gold produced (ounces)	54,260	17,370	12,340	12,410	12,140
Net silver sold (ounces)*	4,626,400	1,173,000	846,000	2,284,400	323,000
Net gold sold (ounces)*	58,890	15,100	9,760	28,980	5,050

*The Company has a 49% interest in the San José joint venture.

The San José mine entered into commercial production on January 1, 2008, and a project to double the original design capacity of the processing plant from 750 metric tonnes per day (“MTPD”) to 1,500 MTPD was completed in October 2008.  Mill production has now been ramped up to the capacity of 1,500 metric tonnes per day, and December 2008 marked the first full month of production at the expanded capacity rate.  Approximately half of the concentrate produced by the mill is converted on site to doré bullion.

Operational milestones accomplished in the fourth quarter include:

•

Completion of the increase in processing capacity to 1,500 MTPD and most of the related ancillary works.

•

Commissioning problems with the doré furnaces were resolved, which allowed the precipitate in inventory to be processed into doré bullion.

•

Improvements in the quality of the doré through improved precipitate filtration.

•

Re-routing the Kospi ramp in order to alleviate difficult ground conditions.

The increased production volume and connection to the national power grid, which is forecast to be completed in the first quarter of 2009, should enable a significant reduction in unit operating costs in 2009.  MSC forecasts that at the expanded production rate, the San José mine will produce approximately 95,000 ounces of gold and 7,500,000 ounces of silver in 2009.

Allen V. Ambrose, president of Minera Andes said, “We are pleased to report increased gold and silver production at San José. The fourth quarter results start to show the impact of production that has ramped up to 1500 metric tonnes per day. We anticipate this increase in production to further reduce the unit cost per ounce and unit cost per tonne at the mine.”

The San José mine now comprises 18 km of underground workings accessed by ramps on the Huevos Verdes, Frea and Kospi veins. During 2008, 5,187 meters of workings were completed on these three veins.  The mine is currently staffed with 734 employees and over 200 contractors.

Allen V. Ambrose, Minera Andes' President, who is a “qualified person” as defined by National Instrument 43-101, is responsible for the information used in this news release and has supervised the preparation of the information and reviewed all information used in this news release.

Minera Andes is a gold, silver and copper exploration company working in Argentina. The Company holds about 304,000 acres of mineral exploration land in Argentina. The producing San José silver/gold mine is 49% owned by Minera Andes through a joint venture. Minera Andes is also exploring the Los Azules copper project in San Juan province, where an exploration program has defined a resource and a scoping study is underway. Other exploration properties, primarily silver and gold, are being evaluated in southern Argentina. The Corporation presently has 190,158,851 shares issued and outstanding.

This news is submitted by Allen V. Ambrose, President and Director of Minera Andes Inc.

For further information, please contact: Art Johnson at the Spokane office, or Krister A. Kottmeier, investor relations – Canada, at the Vancouver office. Visit our Web site: www.minandes.com.

Spokane Office 111 East Magnesium Road; Ste. A Spokane, WA 99208 USA Phone: (509) 921-7322 E-mail: info@minandes.com	Vancouver Office 911-470 Granville Street Vancouver, B.C. V6C 1V5 Phone: (604) 689-7017; 877-689-7018 E-mail: ircanada@minandes.com

Caution Concerning Forward-Looking Statements:

This press release contains certain "forward-looking statements", including, but not limited to, the statements regarding the Company's strategic plans, evolution of mineral resources and reserves, work programs, development plans and exploration budgets at the Company’s San José Project. The forward-looking statements express, as at the date of this press release, the Company's plans, estimates, forecasts, projections, expectations or beliefs as to future events and results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. In particular, there can be no assurance that production forecasts, or cost savings at the San José mine will be successfully achieved, increased, or that resources and reserves at the San José mine will be increased.  Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, risks associated with foreign operations, the state of the capital markets, environmental risks and hazards, uncertainty as to calculation of mineral reserves and other risks.  We refer readers to the risk factors and uncertainties described in the Company’s continuous disclosure record, a copy of which is available under the Company’s profile at www.sedar.com.  Minera Andes’ joint venture partner, a subsidiary of Hochschild Mining plc, and its affiliates do not accept responsibility for the use of project data or the adequacy or accuracy of this release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINERA ANDES INC.

By:  /s/ Allen V. Ambrose

Allen V. Ambrose, President and Chairman

Dated:  January 29, 2009